MAIL STOP 3561

      April 5, 2006

James P. Wilson, Chief Executive Officer
JK Acquisition Corp.
1775 Broadway, Ste. 604
New York, NY  10019

      Re:	JK Acquisition Corp.
   Amendment No. 10 to Registration Statement on
   Form S-1
   Filed March 31, 2006
   File No. 333-125211

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment three of our letter dated
March
30, 2006. Considering you can structure a business combination in which less than 19.99 percent of your shareholders are allowed to redeem their shares, please revise your disclosure to reflect that possibility and disclose the circumstances in which you would reduce the maximum conversion percentage.

2. Please file the document that evidences the obligation of Messrs.
Wilson and Spickelmier to purchase 333,334 units in the private placement.

3. We note that you are relying upon an exemption in issuing the units to Messrs. Wilson and Spickelmier in the private placement that will take place prior to this offering. Please revise to include a risk factor to address the possibility that the offering could be considered a general solicitation with respect to the noted private placement. In doing so, revise to discuss any potential liabilities attached to such possibility.

Use of Proceeds, page 18

4. We note your response to comment nine of our letter dated March 30, 2006. Because you intend to primarily fund your business with the interest earned on the trust account, please revise to discuss your expectation regarding the interest. Will you invest all the trust proceeds in "government securities?" If so, disclose the interval in which the interest is paid. If you have to rely upon advances while waiting for disbursements from the trustee, will those advances carry an interest rate?

Proposed Business, page 27

5. We note your response to comment 13 of our letter dated March
30,
2006. Please revise to clarify if the revision means that you will only consider "cash flow positive" companies. If not, discuss the circumstances in which you would consider companies not "cash flow positive."


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Fred Stovall
	Fax #  (214) 758-1550

Jeffrey Davidson, Chief Executive Officer
JK Acquisitions Corp.
April 5, 2005
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